

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail

Ronald L. Samuels
Chief Executive Officer
Avenue Financial Holdings, Inc.
111 10th Avenue South, Suite 400
Nashville, TN 37203

> **Re:    Avenue Financial Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 26, 2014**
> **CIK No. 0001616297**

Dear Mr. Samuels:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 2

1. Please refer to comment 3 in our letter dated September 17, 2014. We note the added disclosure and restate our prior comment in part.  In order to provide investors with a more balanced picture of your growth history and challenges, state that your loan portfolio is unseasoned.

Notes to Condensed Consolidated Financial Statements (Unaudited) Six Months ended June 30, 2014

Note 3. Loans and Allowance for Loan Losses, page F-51

2.  We note your response to comment 14 from our letter dated September 17, 2014. Your response indicates that you revised to include the requested table, however we were unable to locate it in your amendment. Please revise your next submission to disclose the information required by ASC 310-10-50 regarding your impaired loans individually evaluated for impairment as of June 30, 2014 similar to the tabular disclosure on page F-20.

General Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director